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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
                                                                                               ----                 ----
Fulkrod            Ronald             E.        Woodward Governor Company   WGOV
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            Vice President
                                                                                              -----------------  ------------------
5001 North Second Street                                                    11/2001
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
                                                                                                 Reporting Person
Rockford     IL                     61111
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Woodward Governor Company                                                                      948                D
Common Stock
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Woodward Governor Company                                                                      10,527             I      Stock Plan
Common Stock
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
--------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option             $16.625       01/10/1996                                     11/18/1996   01/17/2006
(right to buy)
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Nonqualified Stock Option             $23.50        11/18/1996                                     11/18/1996   11/17/2006
(right to buy)
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Nonqualified Stock Option             $32.25        11/17/1997                                     11/17/1997   11/16/2007
(right to buy)
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Nonqualified Stock Option             $32.00        01/14/1998                                     01/14/1998   01/13/2008
(right to buy)
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Nonqualified Stock Option             $22.00        11/16/1998                                     11/16/1998   11/15/2008
(right to buy)
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Nonqualified Stock Option             $24.75        11/15/1999                                     11/15/2000   11/15/2009
(right to buy)
--------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option             $41.813       11/21/2000                                     11/20/2001   11/20/2010
(right to buy)
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Nonqualified Stock Option             $49.00        10/01/2001                 3,000               09/30/2002  09/30/2011
(right to buy)
--------------------------------------------------------------------------------------------------------------------------
Phantom Stock Units                   1-for-1       11/23/2001                                     (1)         (1)
--------------------------------------------------------------------------------------------------------------------------

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock         2,900(a)                     2,900           D
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Common Stock         8,000(b)                     10,900          D
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Common Stock         1,223(b)                     12,123          D
------------------------------------------------------------------------------------------
Common Stock         459(b)                       12,582          D
------------------------------------------------------------------------------------------
Common Stock         5,000(b)                     17,582          D
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Common Stock         8,000(b)(c)                  25,582          D
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Common Stock         13,000(b)(c)                 38,582          D
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Common Stock         3,000(b)(c)                  41,582          D
------------------------------------------------------------------------------------------
Common Stock         1,979          $49.06        43,561          D
------------------------------------------------------------------------------------------

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Explanation of Responses:    (a) Stock options originally granted on January 17, 1996 under the Woodward Governor
Company 1996 Long-Term Incentive Compensation Plan remaining upon partial attainment of performance goals for Fiscal
Year 1996.
(b) Grant to reporting person of option to buy shares of common stock under the Woodward Governor Company 1996 Long-Term
Incentive Compensation Plan is an exempt transaction under Rule 16b-3.
(c) Shares become exercisable at the rate of 25% per year beginning one year from date of grant.
(1) The phantom stock units were accrued under the Woodward Governor Company Unfunded Deferred Compensation Plan No. 2
and are to be settled in 100% cash upon separation from the Company.

                                                                                   /s/ Ronald E. Fulkrod            Dec. 6, 2001
                                                                                ----------------------------------- ------------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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